Merger with Hilltop Holdings Inc.
October 2014
1
Filed by SWS Group, Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934
Subject Company: Hilltop Holdings, Inc.
(Commission File No. for Registration Statement on Form S-4: 333-196367)
The following updated presentation is being used by management of SWS Group, Inc. in investor meetings commencing on the date of this filing;
      members of management of Hilltop Holdings Inc. may participate in some or all of these meetings.

Forward-Looking Statements

From time to time we make statements (including some contained in this presentation) that predict or forecast future events, depend on future events for their accuracy, or otherwise contain "forward-looking" information and constitute “forward-looking statements” within the meaning of applicable U.S. securities laws. Such statements are generally identifiable by terminology such as “plans,” “expects,” “estimates,” “budgets,” “intends,” “anticipates,”
“believes,” “projects,” “indicates,” “targets,” “objective,” “could,” “should,” “potential,” “may” or other similar words. By their very nature, forward-looking statements require us to make assumptions that may not materialize or that may not be accurate. Readers should not place undue reliance on forward-looking statements and should recognize that such statements are predictions of future results, which may not occur as anticipated. Actual results may differ materially as a result of various factors, some of which are outside of our control, including:
• failure to obtain the approval of stockholders of SWS Group, Inc. (“SWS” or the
“Company” in connection with the proposed transaction with Hilltop Holdings Inc.
(“Hilltop”);
• the failure to consummate or delay in consummating the proposed transaction for other reasons;
• the timing to consummate the proposed transaction;
• the risk that a condition to closing of the proposed transaction may not be satisfied;
• the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;
• Hilltop’s ability to achieve the synergies and value creation contemplated by the proposed transaction;
• Hilltop’s ability to promptly and effectively integrate its and SWS’s businesses;
• the diversion of management time on transaction-related issues;
• the interest rate environment;
• the volume of trading in securities;
• the liquidity in capital markets;
• the volatility and general level of securities prices and interest rates;
• the ability to meet regulatory capital requirements administered by federal agencies;
• the level of customer margin loan activity and the size of customer account balances;
• the demand for real estate in Texas, New Mexico and the national market;
• the credit-worthiness of our correspondents, trading counterparties and of our banking and margin customers;
• the demand for investment banking services;
• general economic conditions, especially in Texas and New Mexico, and investor sentiment and confidence;
• the value of collateral securing the loans we hold;
• competitive conditions in each of our business segments;
• changes in accounting, tax and regulatory compliance requirements;
• changes in federal, state and local tax rates;
• the ability to attract and retain key personnel;
• the availability of borrowings under credit lines, credit agreements and credit facilities;
• the potential misconduct or errors by our employees or by entities with whom we conduct business;
• the ability of borrowers to meet their contractual obligations and the adequacy of our allowance for loan losses; and
• the potential for litigation and other regulatory liability.

Forward-Looking Statements (Continued)
Our future operating results also depend on our operating expenses, which are subject to fluctuation due to:
• variations in the level of compensation expense incurred as a result of changes in the number of total employees, competitive factors or other market variables;
• variations in expenses and capital costs, including depreciation, amortization and other non-
cash charges incurred to maintain our infrastructure; and
• unanticipated costs which may be incurred from time to time in connection with litigation, regulation and compliance, loan analyses and modifications or other contingencies.
Other factors, risks and uncertainties that could cause actual results to differ materially from our expectations discussed in this presentation and those discussed in our reports filed with and available from the Securities and Exchange Commission (the "SEC"). Our forward-looking statements are based on current beliefs, assumptions and expectations. All forward-looking statements speak only as of the date on which they are made and, except as required by law, we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances upon which any statement is based.

Agenda Executive Summary Transaction Overview SWS Independent Special Committee Transaction Background Transaction Rationale Hilltop 2011 Credit Agreement Shareholder Approval Appendix 4

Executive Summary

On March 31, 2014, SWS entered into an agreement to merge into a subsidiary of Hilltop
SWS Board (other than Messrs. Ford
1
and Crandall
2
, who recused themselves from voting) unanimously
approved the merger agreement and recommend SWS stockholders vote FOR the merger on or before the
Special Meeting of Stockholders to be held on November 21, 2014
SWS holders of record on October 3, 2014 are entitled to vote – importantly, failing to vote has the same effect as a vote against the transaction
Hilltop’s price represents a significant premium to SWS’s unaffected stock price³ and a substantial multiple in light of
SWS’s historical losses and low prospective earnings
Hilltop’s merger delivers immediate cash value and allows SWS stockholders to participate in significant upside potential of a larger, more profitable, more diversified organization with ample capital to grow
Hilltop is the ideal buyer for SWS:
Hilltop owns complementary broker / dealer and banking businesses based in Dallas, TX
Low risk execution from regulatory and financing perspective
Alleviated SWS repayment risk on $100 million unsecured debt and burdensome conditions in related Credit
Agreement
1
Refers to Gerald J. Ford, Chairman of the Board of Hilltop Holdings Inc.
2
Refers to J. Taylor Crandall, a founding Managing Partner of Oak Hill Capital Management, LLC
3
Unaffected SWS share price was $6.06 on January 9, 2014; the day before the Hilltop initial proposal was made public

Executive Summary (Continued)
Due to the anticipated scrutiny of merging with Hilltop, SWS formed an independent Special Committee, solicited numerous potential acquirers and discussed potential transactions with other parties
Agreement with Hilltop was reached after SWS successfully negotiated enhanced economics, though no other party submitted a binding proposal
Hilltop has since exercised all of its warrants, is the largest stockholder of SWS and is no longer a lender to SWS –
sacrificing certain rights and protections in the 2011 Credit Agreement
Oak Hill consented to the merger with Hilltop and has since exercised 75% of its warrants – becoming the second largest common stockholder. Oak Hill is not subject to a voting agreement

Transaction Overview
Per share deal value at announcement was $7.88
Hilltop originally offered $7.00 per share on 1/9/14
Value will fluctuate with Hilltop market price
SWS per share merger consideration of 0.2496 Hilltop shares
plus $1.94 in cash
Approximate mix 75% stock / 25% cash
Aggregate value of SWS at announcement of $398 million
1
Hilltop existing investment in SWS of $80 million
Merger consideration to other SWS holders of $318
million
Transaction multiples at announcement:
Price/Fully Diluted Tangible Book Value Per Share:
97%
2
Price/Estimated FY 2015 EPS (Street): 88x
Unaffected market premium: 30%
3
Premium to 52 week low: 52%
7
1
Aggregate value includes Hilltop and Oak Hill warrants
2
Fully diluted tangible book value per share equaled $8.15 at announcement
3
Based on SWS share price on January 9, 2014 of $6.06 per share
Financial Terms
Legal Requirements
Stockholder approval requires affirmative vote of >50% of
outstanding SWS shares as of record date
Hilltop has exercised all of its warrants and has agreed to
vote its 10.2 million outstanding shares FOR the merger
(21% outstanding)
There is no voting agreement for Oak Hill’s 6.5 million
outstanding shares (14% outstanding)
Conditions to close merger include regulatory approvals;
Hilltop does not have financing or other outs
SWS Board can change its recommendation of the merger,
but not terminate the merger agreement, if SWS receives an
unsolicited superior proposal or in certain other limited
circumstances
Transaction is expected to close by year end 2014 with
merger agreement termination date of 3/31/15

SWS Independent Special Committee
On January 15, 2014, SWS formed a Special Committee to
review Hilltop’s unsolicited original offer, consider other
strategic alternatives and lead the negotiations for any
potential transaction
Members of the Special Committee:
SWS directors unaffiliated with Hilltop or Oak Hill
Disinterested and non-executives
Have relevant experience and industry knowledge
Able and willing to devote significant time and
thoughtfulness
Special Committee engaged independent advisors after
discussions with several candidates
Legal advisor - Davis Polk & Wardwell (“Davis Polk”)
was retained on 1/29/14
Investment bank - Sandler O’Neill (“Sandler”) was
retained on 2/3/14
From formation through the announcement of the Hilltop
transaction, the Special Committee met a total of 21 times
8
Formation
Tyree Miller - Chair
SWS director since November 2011
Has been in the private equity and money management
business since 2004
Currently President of A.G. Hill Partners, LLC
From 2005 to 2008 served as a partner of Austin Ventures
From 1974 to 2004 built career at Bank One Corporation
(merged with JP Morgan in 2004), advancing to roles which
included Chairman and CEO of Bank One Texas from 1998
to 2000 and President and CEO of Global Treasury Services
from 2000 to 2004
Robert Buchholz
SWS director since May 2008
Served as an officer of SWS from 1985 to 1995, advancing
to President and a director
Chairman and founder of Town Center Holdings, former
parent company to Town Center Bank
Prior experiences as an attorney and certified public
accountant
Joel Williams III
SWS director since November 2009
President of Bristol Investment Company, Inc., a private
investment firm, since 1985
Formerly served as President and CEO of Texas Federal
Financial Corporation prior to its sale in 1984
Special Committee Bios

Transaction Background – Process Overview¹

1 The information in this section and in the Transaction Background set forth in this presentation is selected from the definitive SWS/Hilltop Proxy Statement/Prospectus filed with the Securities and Exchange
Commission and is not a complete summary of the transaction background. For the complete summary, please refer to the “Background of the Merger” section of the SWS/Hilltop Proxy Statement/Prospectus.
Notes
Hilltop offer in public
domain for 81
days
before signing merger
agreement
17 companies contacted
(including all that
contacted SWS)
Other than Hilltop, only 2
companies continued to
pursue a transaction after
early stage conversations
Other than Hilltop, only 1
suitor was financially
capable of closing
transaction but that party
did not make a binding
proposal
1/9/14: Hilltop delivered to SWS Board an unsolicited letter of intent to acquire all shares it did not own for
$7.00 per share in a 50% stock / 50% cash transaction
2/13/14: Special Committee instructed Sandler to contact third parties that:
2/14 – 3/14: 17 parties were contacted
2/14 – 3/14: Special Committee, Sandler and/or Davis Polk held discussions with or negotiated potential transactions with:
3/31/14: SWS entered into merger agreement with Hilltop following extensive negotiations
1/10/14: Hilltop made its offer public
Hilltop
Esposito Global and Party B
Party A
Hilltop raised its offer price to $7.75 and stock consideration to 75%
Neither of the other interested parties submitted a binding proposal with a firm price to acquire SWS
Were financially capable,
Were likely to receive regulatory approval, and
Would not require material conditions to complete a transaction to acquire SWS

Transaction Background – Esposito Global & Party B
2/18/14: Esposito Global publicly disclosed a proposal to acquire SWS for $8.00 per share, expressly contingent on third-
party financing being arranged
2/20/14: Special Committee instructed Sandler and Davis Polk to speak with Esposito Global and its legal advisor to understand their plans for arranging outside financing and their ability to obtain regulatory approval
2/24/14: Esposito Global and its legal advisors indicated that Esposito Global was not in a position to obtain regulatory approval and would require additional resources to meet financing requirements
2/27/14: Esposito Global informed the Special Committee that it would be working with “Party B,” a bank holding company
Over the ensuing several weeks, multiple conversations were held with Esposito Global, Party B, and their financial and legal advisors
Party B informed the Special Committee that significant external financing would be required to complete a transaction; multiple private equity firms would need to be involved
3/17/14: Party B’s financial advisor indicated that sixty days would be required to finalize price and secure necessary financing
3/20/14: Special Committee informed Party B that it was uncomfortable with the uncertainty surrounding their extended timeline to secure financing, complete due diligence and affirm their price

Transaction Background – Party A

1 The Merger Covenant in the Credit Agreements prohibits SWS from undergoing a “Fundamental Change,” which includes any merger or substantial asset sale, without the approval of each lender
2/18/14: Initial conversation with Party A regarding a potential acquisition of SWS
During late February and early March, SWS’s financial advisor had several calls with Party A
3/18/14: CEO of Party A stated they were valuing SWS at approximately $8.00 per share, though the price could be higher
3/25/14: SWS and Party A executed a non-disclosure agreement
3/27/14: Party A was informed that SWS was under a deadline to execute a merger agreement by March 31, 2014
3/29/14 – 3/31/14: Party A conducted in-person due diligence at SWS headquarters in Dallas
3/31/14: SWS received a letter from Party A stating they:
Party A indicated an interest in acquiring SWS at a price approximating tangible book value of SWS “liquid assets”; believed to approximate the fully diluted tangible book value of $8.15 per share as of December 31, 2013
Also discussed were issues regarding the Merger Covenant, due diligence and terms of a non-disclosure agreement
Party A provided a non-binding indication of interest to acquire SWS for $8.65 per share, subject to due diligence and describing the process that it would require to meet the March 31, 2014 deadline
Were not able to execute a definitive agreement by the March 31, 2014 deadline,
Had serious concerns agreeing to a transaction if Hilltop would not waive the Merger Covenant, and
Needed more time for their due diligence
Party A also discussed the Merger Covenant
1
with Hilltop’s financial advisor - who informed Party A that Hilltop would not waive it

Transaction Background – Hilltop
3/3/14: Special Committee rejected Hilltop’s original offer
3/5/14: Hilltop indicated that it did not believe book value ($8.15 per share) was the correct method to value SWS, based on, among other things, its lack of historical and prospective earnings
3/19/14: Hilltop submitted a revised proposal at $7.50 per share, 75% stock / 25% cash
Hilltop indicated that it was approaching its limit on price and would not leave the offer outstanding for a prolonged period time
3/20/14: Hilltop agreed to increase offer price to $7.75 per share, 75% stock / 25% cash
Hilltop reiterated its intention not to waive the Merger Covenant with respect to any deal with another party
3/24/14: Hilltop said that if the merger agreement was not signed by March 31, 2014, Hilltop would withdraw its offer; this position was subsequently repeated on several occasions
3/31/14: Special Committee members met with Hilltop to negotiate remaining issues of merger agreement
Hilltop refused again to eliminate the “force the vote” provision and refused to accept a possible two-tier termination fee that would provide for a lower payment if a deal was done with Party A
Hilltop did agree to reduce the termination fee to $8 million from original $12 million
3/31/14: Later in the day, SWS Board (other than Messrs. Ford and Crandall, who were recused from voting) unanimously approved the merger agreement and recommended its adoption by SWS stockholders based on, among other things:
Enhanced value and improved terms (including higher price and lower termination fee) achieved through negotiations with Hilltop
Risk of Hilltop withdrawing its offer without a binding proposal from either of the interested parties
Concern over the repayment risk of the $100 million of loans under the 2011 Credit Agreement and Hilltop’s unwillingness to waive the
Merger Covenant

Revenue
$600
$500
$400
$300
$200
$100
$0
$486
$382
$422
$367
$390
$342
$354
$293
$318
$272
$311
$266
<$174M>
FY 2009
FY 2010
FY 2011
FY 2012
FY 2013
FY 2014
Revenue
Net Revenue

Net Income (Loss)
$30
$20
$10
$0
($10)
($20)
($30)
($40)
$23.6
($2.9)
($23.2)
($4.7)
($33.4)
($7.1)
Cum Net Loss
<$48M>
FY 2009
FY 2010
FY 2011
FY 2012
FY 2013
FY 2014

Fully Diluted Tangible Book Value per Share 1
$15.00
$12.50
$10.00
$7.50
$5.00
$2.50
$0.00
$12.06
$11.52
$10.75
$8.93
$8.14
$8.35
FY 2009
FY 2010
FY 2011
FY 2012
FY 2013
FY 2014

Diluted EPS
$1.00
$0.50
$0.00
($0.50)
($1.00)
($1.50)
$0.86
($0.10)
($0.71)
($0.14)
($1.02)
($0.21)
Cum EPS
<$1.33>
FY 2009
FY 2010
FY 2011
FY 2012
FY 2013
FY 2014

SWSGROUP

Transaction Rationale – SWS Six-Year Financial Performance
($ in Millions, Except per Share Data)
Source: SWS SEC Filings. SWS fiscal years ending June 30.
1
Fully Diluted Tangible Book Value per Share is Non-GAAP and includes Hilltop and Oak Hill warrant shares. See calculation on separate slide in Appendix.
Bank credit losses,
prolonged low short-
term interest rates
and declining broker /
dealer revenues have
primarily resulted in
net losses over past 5
years
Hilltop’s deal value is
attractive given
limited earnings
visibility of SWS as
standalone company

9.00
8.00
7.00
6.00
5.00
4.00
3.00
Stock Price ($)
1/1/11
8/26/11
4/19/12
12/12/12
8/6/13
3/31/14
SWS Stock Price
HTH Original Offer ($7.00)
HTH Announced Value ($7.88)
Warrant Exercise Price ($5.75)

SWS GROUP

Transaction Rationale – SWS Stock Price Performance
Prior to 2011
July 2010: Bank entered into MOU with OTS
Dec. 2010: Terminates planned debt offering
Feb. 2011: Bank enters
into C&D with OTS
March 2011: Agrees to
$100M capital raise with
Hilltop and Oak Hill
(closed July 2011)
Historical price has
lingered around
warrant exercise price
as company
performance has
declined and exercise
price provided floor
For the three years
prior to Hilltop’s initial
proposal, SWS’s stock
price averaged $5.77
August 2011:
Announces
FY 2011 loss
per share of
$0.71
Sep. 2012:
Announces
FY 2012 loss
per share of
$0.14
August 2013:
Announces
FY 2013 loss
per share of
$1.02
Jan. 2014:
Hilltop
Announces
LOI for $7.00
per share
March 2014:
Announces
definitive
agreement for
$7.88 per share
Jan. 2013: OCC
lifts C&D order
for Bank

Hilltop’s offer at announcement
Transaction Rationale – Provides Immediate and Long-Term Value
1
Unaffected stock price is equal to $6.06 per share, the price preceding Hilltop’s initial proposal.
2
Research coverage on Hilltop is published by KBW, Raymond James, Stephens and Sterne Agee.
Provided a 30% premium to SWS’s unaffected stock price¹
Exceeded SWS likely value as a standalone entity
Provided a 12.5% premium to Hilltop’s original offer
Discount to tangible book value merited due to SWS historical losses and low prospective earnings
SWS stockholders will own approximately 10% of Hilltop
Hilltop median analyst price target of $26.25 implies $8.49 SWS deal value²
Larger, diversified organization will benefit from synergies and more efficient platform
Complementary businesses create leading Texas-based broker / dealer with bolstered market share and scale
Combined bank enhanced by significant source of additional low-cost, core deposits
Following merger, Hilltop will be well capitalized with excess capital to deploy on future transactions
25% cash / 75% stock mix offers SWS stockholders immediate cash value and significant upside potential
Transaction alleviated SWS from repayment risk of $100 million of loans and lenders’ blocking rights to a merger
Hilltop transaction has low execution risk – no financing contingencies and high likelihood of regulatory approvals
With Dallas-based broker/dealer and bank, Hilltop is best suited to extract benefits in excess of the risk and costs of integration
Numerous potential acquirers were solicited following public announcement of Hilltop’s initial proposal, none of whom made a binding proposal. In the absence of other binding proposals, there was a significant risk to SWS of Hilltop withdrawing its offer
Hilltop is best buyer for SWS and transaction uniquely benefits SWS stockholders

Hilltop Holdings
21%
SWS Group[1]
100%
100%
PlainsCapital Corp.
National Lloyds Corp.
100%
PlainsCapital Bank
100%
100%
PrimeLending
First Southwest

$171,880
$2,397
$27,874
$618
($9,256)
$193,513
Banking
Mortgage Origination
Insurance
Financial Advisory
Corporate
Hilltop Consolidated

SWS GROUP

Hilltop – Overview
Hilltop is a diversified financial holding company based in Dallas
Led by Chairman Gerald J. Ford, who has acquired, managed and sold banking businesses and other financial services companies for over 35 years
Hilltop provides banking, mortgage origination, financial advisory and insurance through its wholly owned subsidiaries, PlainsCapital
Corporation and National Lloyds Corporation
PlainsCapital Bank (“PCB”) is the 5th largest Texas-based
bank with 78 branches located in all major Texas markets
PrimeLending is the 4th largest mortgage originator in the U.S.
by purchase units (2013) with 300 locations in 42 states
First Southwest (“FSW”), primarily a public finance advisor, ranked #1 nationally and in Texas for number of issues
completed over past five years
National Lloyds provides fire and homeowners insurance for
low value dwellings in Texas and other southern states with a distribution network of over 6,500 independent agents
With $9.4 billion in assets and $158 million in freely usable cash,
Hilltop seeks to build a premier Texas-based bank and diversified financial services holding company through acquisitions and organic growth
Q2 2014 LTM Pre-Tax Income by Segment ($000)
Organizational Structure
Source: SWS/Hilltop Proxy Statement/Prospectus, SNL Financial (deposit market share),
Ipreo MuniAnalytics (public finance rankings), Marketrac (origination ranking),
Hilltop website (number of National Lloyds independent agents)
1. As of Oct. 6, 2014, Hilltop owned 21% of the outstanding common stock of SWS.
2. Deposit data as of June 30, 2014 and pro forma for acquisitions. Includes banks and thrifts headquartered in Texas.
2

Pre-Tax Income/(Loss) ($000)
70,000
50,000
30,000
10,000
(10,000)
(30,000)
2,012
(20,494)
18,923
37,306
35,969
176
4,391
3,766
52,402
59,761
(45)
17,530
(7,568)
46,119
49,120
(153)
11,412
(3,008)
31,895
39,650
640
(5,459)
9,207
41,464
44,982
2013Q2
2013Q3
2013Q4
2014Q1
2014Q2
Financial Advisory
Insurance
Mortgage Origination
Banking
Hilltop Consolidated

SWS GROUP

Hilltop – Financial Highlights
2013 Q2 2013 Q3 2013 Q4 2014 Q1 2014 Q2
Income to Common ($000)
$20,943 $38,174 $29,528 $23,760 $27,085
EPS - Diluted
$0.24 $0.43 $0.34 $0.26 $0.30
ROAE
7.29% 13.02% 10.97% 7.65% 7.99%
Book Value Per Share
$12.59 $13.00 $13.27 $13.76 $14.22
Tier 1 Leverage Ratio
13.66% 13.96% 12.81% 13.12% 13.51%
Source: Hilltop 10-Qs and 10-K
Note: Hilltop also includes a corporate segment, which is excluded in bar chart for illustrative purposes

Hilltop and SWS – Five Year Stock Price Relative Performance
Note: Includes the total return of the HTH stock price, the SWS stock price, and the S&P 500 Financials Index from October 28, 2009 to October 28, 2014
Source: SNL Financial
82.5%
(46.8%)
63.8%
(100.0%)
(50.0%)
0.0%
50.0%
100.0%
150.0%
10/28/09 10/28/10 10/28/11 10/28/12 10/28/13 10/28/14
HTH Stock Price SWS Stock Price S&P 500 Financials

Relative Price Performance (%)

Short Interest (000 Shares)

SWS GROUP

Hilltop and SWS – Stock Price Relative Performance & Short Interest
Current deal value is
$7.35; down from $7.88 at
announcement
Bank market is down
2.5% in that time
Elevated short interest is
impeding Hilltop and SWS
stock prices
Although Lone Star Value
has built a 8.15% long
position in SWS, they
have a 6.28% short
position, leaving them an
economic interest of only
1.88%
Research analysts of
Hilltop have median price
target of $26.25, a
premium of 21.1% over
the current market price
Note: Based on closing prices as of October 28, 2014
Short Interest
(8.9%)
(2.9%)
(2.5%)
(20.0%)
(15.0%)
(10.0%)
(5.0%)
0.0%
5.0%
10.0%
4/3/14 5/3/14 6/3/14 7/3/14 8/3/14 9/3/14 10/3/14
Relative Stock Price Performance
HTH Stock Price SWS Stock Price KBW Bank Index
0
500
1,000
1,500
2,000
2,500
3,000
3,500
3/31/14 4/30/14 5/31/14 6/30/14 7/31/14 8/31/14 9/30/14
HTH Short Interest SWS Short Interest

Hilltop – SWS Combination
Pro Forma Balance Sheet Highlights (6/30/14)
$bn HTH SWS Pro Forma
Loans HFI $4.5 $0.9 $5.4
Assets $9.4 $4.1 $13.3
Deposits $6.2 $1.4 $7.5
Equity $1.4 $0.3 $1.6
Combination Opportunity
Transaction creates the largest full service brokerage firm
headquartered in the Southwestern US based on number
of financial advisors
Fortifies strong presence in Texas, while adding
complementary offices throughout the United States
Significant opportunity to bolster market share and scale
of complementary broker / dealer businesses
Larger, diversified organization will benefit from synergies and more efficient operating platform
Combined bank will have a larger, more scalable deposit
base given ability to source additional deposits from
broker / dealer customers through the sweep program
Following the acquisition, Hilltop will be well capitalized
with excess cash to deploy on future transactions
Continues to build on Hilltop’s goal of building the premier
Texas financial holding company franchise with a
dominant Texas broker / dealer
Complementary Businesses
SWS FSW
Taxable
Fixed
Income,
Retail
Public Finance,
Capital Markets,
Clearing,
Stock Loan,
Bank
Housing,
Asset
Management
Source: SWS/Hilltop Proxy Statement/Prospectus

Pro Forma FSW/SWS 4,709
First Southwest 3,936
Public Fin Mgmt 3,724
Fiscal Adv & Mkt 2,176
Ehlers 1,664
Capital Markets Adv 1,471
Bernard P. Donegan 1,044
Springsted 979
Piper Jaffray 956
RBC Capital Markets 830
Southwest Securities 773

SWS GROUP

Hilltop – SWS / FSW Business Opportunity
FSW was formed in Dallas in 1946 and is a diversified investment banking firm and a registered broker-dealer
25 locations nationwide (9 in Texas) and employs
approximately 400 people
Four primary lines of business: (1) public finance, (2) capital markets, (3) correspondent clearing services and (4) asset
management
Combining SWS with FSW’s franchise will improve overlapping
business lines, while providing expansion into new areas
Public Finance - will have the premier Southwestern
franchise with the ability to build both the municipal advisory and underwriting practices – combined company will be the
number one ranked financial advisor in the nation by tax-
exempt issues
Capital Markets - able to add key traders and sales reps and bolster its distribution for the municipal business, particularly on west coast
Stock Loan - will benefit from addition of “hard-to-borrow”
balances and significant stock borrow/loan conduit business
Clearing - meaningfully increases scale with significant
addition of correspondents and balances but with minimal
overlap
Back Office - substantial opportunity to improve overhead
efficiency and streamline operations
New Businesses - addition of Taxable Fixed Income and
Retail will improve diversification and top line growth while expanding product breadth and distribution capabilities
Financial Advisor Number of Tax-Exempt Issues: 2009 – 2013
Source: SWS/Hilltop Proxy Statement/Prospectus and Ipreo MuniAnalytics
Opportunity Summary

2011 Credit Agreement
Two $50 million unsecured loans with 8.00% coupon
Equal commitments from Hilltop and Oak Hill; each offered 1 seat on the board
Each lender was issued warrants to purchase up to 8.7 million shares of
SWS common stock at fixed exercise price of $5.75 per share
Loan pre-payable with Make-Whole Premium¹ – if SWS closing price exceeds $8.625 for 20 of 30 consecutive trading days
Credit agreement includes “Merger Covenant” – prohibits SWS from undergoing a “Fundamental Change,” which includes any merger or substantial asset sale, without the approval of each lender
Any exercise of warrants results in pro-rata elimination of loan
Closed on July 29, 2011 after SWS stockholder and regulatory approval
22
1
Make-Whole Premium (defined as “Applicable Premium” in Credit Agreement) is equal to the present value of all required interest payments from prepayment date through maturity date.
2011 Credit Agreement
Credit Agreement Rationale
Southwest Securities, FSB (“Bank”) suffered from significant credit losses and was operating under a Cease & Desist Order with heightened capital requirements
Bank had a $68 million pre-tax loss over 12 months preceding
Credit Agreement
Bank issues were negatively impacting core brokerage businesses and jeopardizing SWS viability
Efforts to raise capital in public and private markets were unsuccessful
2014 Consent and Warrant Exercises
Hilltop has exercised 100% of its warrant for 8.7 million SWS shares – eliminating its rights under Credit Agreement
At the time the merger was announced, Oak Hill agreed to consent to the merger with Hilltop and exchange any outstanding warrants for same merger consideration as SWS common holders plus Make-Whole Premium it is entitled to for its outstanding loan
Oak Hill has subsequently exercised 75% of its warrant for 6.5 million shares – preserving its rights under Credit Agreement but eliminating 75% of its Make-Whole Premium

Shareholder Approval
The Board of Directors of SWS
Group
1
unanimously recommends
that SWS stockholders vote “FOR”
the transaction with Hilltop
1
Other than Mr. Ford and Mr. Crandall who recused themselves from voting

24 APPENDIX * * * * * * * *

Fully Diluted Tangible Book Value (Non-GAAP)
See discussion of Non-GAAP reconciliation on next slide.
($ in Thousands, Except per Share Data) 6/26/09 6/25/10 6/24/11 6/29/12 6/30/13 6/30/14
Book Value 340,357 383,394 357,469 355,702 315,286 309,872
Less: Goodwill (7,552) (7,552) (7,552) (7,552) (7,552) (7,552)
Less: Intangible (Ameritrade) (1,734) (791) (6) --- --- ---
Tangible Book Value 331,071 375,051 349,911 348,150 307,734 302,320
Pro-Forma Adjustments:
New Equity from exercise (Common & APIC) NA NA NA 92,696 94,783 126,609
Loss on debt extinguishment
NA NA NA
(20,924) (16,898) (12,231)
Gain on warrant extinguishment NA NA NA 35,114 29,414 1,187
Less: Unamortized debt issuance costs NA NA NA (2,009) (1,517) (1,025)
Embedded gain on exercise before tax NA NA NA 12,181 10,999 (12,069)
Less taxes (35%)
NA NA NA
(4,263) (3,850) 4,224
Embedded gain after tax 7,918 7,150 (7,845)
Pro-forma Tangible Book Value 331,071 375,051 349,911 448,764 409,666 421,084
Shares Outstanding 27,263 32,342 32,285 32,576 32,629 32,757
Deferred Compensation Shares 187 216 262 306 302 311
Warrant Shares NA NA NA 17,391 17,391 17,391
Pro-forma Shares Outstanding 27,450 32,558 32,547 50,273 50,322 50,459
Fully Diluted Tangible Book Value per Share
$12.06 $11.52 $10.75 $8.93 $8.14 $8.35
1
1

Use of Non-GAAP Measures

SWS has included in the presentation Fully Diluted Tangible Book Value Per Share. Fully Diluted
Tangible Book Value Per Share reflects book value per share, less goodwill, assuming exercise of all of the Company’s outstanding warrants and resulting repayment of the $100 million loan from Hilltop and Oak Hill. Fully Diluted Tangible Book Value Per Share is a non-GAAP financial measure as defined in Item 10(e) of Regulation S-K. SWS believes that the presentation of this non-GAAP financial measure provides useful information. While management believes this non-GAAP financial measure is useful in evaluating SWS, this information should be considered as supplemental in nature and not as a substitute for, or superior to, the related financial information prepared in accordance with GAAP.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Hilltop Holdings Inc. (“Hilltop”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a definitive proxy statement of SWS Group, Inc. (“SWS”) that also constitutes a prospectus of Hilltop, and SWS and Hilltop have each filed and will each file other documents with respect to the proposed transaction and the definitive proxy statement/prospectus has been mailed to shareholders of SWS. Investors and security holders of SWS are urged to read the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC carefully and in their entirety because they contain important information. Investors and security holders of SWS are able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by SWS or Hilltop through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by SWS are available free of charge on SWS’s internet website at www.swst.com or by contacting SWS’s Investor Relations Department at
(214) 859-1800. Copies of the documents filed with the SEC by Hilltop are available free of charge on Hilltop’s internet website at www.hilltop-holdings.com or by contacting Hilltop’s Investor Relations Department at (214) 252-
4029.
SWS, Hilltop, their respective directors and certain of their executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SWS is set forth in its Annual Report on Form
10-K/A (Amendment No. 1) for the year ended June 30, 2014, which was filed with the SEC on September 26,
2014. Information about the directors and executive officers of Hilltop is set forth in its most recent proxy statement, which was filed with the SEC on May 2, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
27
Important Information for Investors & Shareholders